American Apparel, Inc. 747 Warehouse Street Los Angeles, CA 90021 Tel: (213) 488-0226 Fax: (213) 225-1216 www.americanapparel.net

March 25, 2011

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Health Care Services
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	American Apparel, Inc.
Form 10-K for the Year Ended December 31, 2009
Filed March 31, 2010
Form 8-K Filed on February 22, 2011
Correspondence Submitted February 15, 2011
File No. 001-32697

Dear Ms. Jenkins:

American Apparel, Inc. (the “Company”) is submitting this letter in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC”) set forth in the Staff’s comment letter, dated March 11, 2011 (the “Comment Letter”), with respect to the above-referenced filings.

Set forth below are the responses of the Company to the comments raised in the Comment Letter.

Form 8-K Filed on February 22, 2011

Item 1.01 Entry Into a Material Definitive Agreement

1.
We note your ‘New Warrant’ issued to Lion/Hollywood L.L.C., which allows for Lion’s percentage beneficial ownership of your common stock to be at least equal to the percentage calculated immediately prior to the issuance of the ‘New Warrant’. The ‘New Warrant’ allows Lion to purchase shares at an exercise price subject to adjustment if common stock is subsequently sold or a debt-for-equity exchange is completed below the established exercise price of $1.11. Please tell us whether you have accounted for the warrant and exercise contingency as a liability or equity award and provide us your detailed analysis of FASB ASC 815-40 (EITF 07-5) to support your accounting treatment.

Securities and Exchange Commission
March 25, 2011

Prior to entry into the Fifth Amendment to the Lion Credit Agreement on February 18, 2011, the Company accounted for the warrant, dated March 13, 2009, issued to Lion/Hollywood L.L.C.(“Lion” and, such warrant, the “Lion Warrant”) as an equity instrument. The Company assessed the impact of the Fifth Amendment to the Lion Credit Agreement on accounting for the Lion Warrant in order to determine if the Fifth Amendment caused, pursuant to ASC 480-10, a reclassification to be required of the Lion Warrant to a liability or, if not a liability pursuant to ASC 480-10, whether the Lion Warrant is now a derivative instrument pursuant to ASC 815-10. Additionally, the Company considered the implied changes to the valuation and fair value accounting of the Lion Warrant if the accounting analysis determined that a classification change to a liability is required for the Lion Warrant.

The accounting analysis indicated that the Lion Warrant as amended, is not a liability pursuant to ASC 480-10 due to the fact that not all criteria required by the scope of ASC 480-10 were met. Specifically, while Lion Warrant is considered freestanding (i.e. not embedded in another instrument), it was not determined that the Lion Warrant is not indexed to its own stock.  Pursuant to the Fifth Amendment, the exercise price  of the Lion Warrant was required to be reduced to $1.11 per share and such exercise price is required to be further reduced in the event of an equity sale or a debt-for-equity exchange that is definitively agreed or consummated within 180 days after the effective date of the Fifth Amendment, as further described in the Fifth Amendment, if the issue price of the common stock in such sale or debt-for-equity exchange is below the established exercise price of $1.11. Based upon those provisions, our accounting analysis indicates that the Lion Warrant is not indexed to its own stock. The Lion Warrant is therefore excluded from scope of ASC 480-10.

The Company also considered whether the Lion Warrant is a derivative instrument pursuant to the guidance under ASC 815-10. All derivatives that are within the scope of ASC 815-10 are accounted for at fair value as assets and liabilities.  To be covered by scope of ASC 815-10, an instrument must meet the definition of a derivative and not be specifically excluded from the scope of ASC 815-10-15-7. The accounting analysis indicated that whereas the Lion Warrant contains an underlying and a notional amount, it did not require an initial or smaller initial investment, nor does it contain a net settlement provision or means of settling similar to net settlement. Since the Lion Warrant did not meet all derivative criteria under ASC 815-10 the Company evaluated whether the Lion Warrant met the scope of ASC 815-10-15-7 which applies to equity linked freestanding financial instruments that are not within scope of ASC 815-10. As indicated earlier, our accounting analysis indicates that the Lion Warrant is not indexed to its own stock and is therefore out of scope of ASC 815-10-15-7. Per ASC 815-40-15, “Accounting for Freestanding Written Options That Are Not Indexed to the Reporting Entity's Stock Under ASC 815-40-15-7”, precludes equity classification for such an instrument. Therefore the Company classified the Lion Warrant as a liability as of the effective date of the Fifth Amendment to the Lion Credit Agreement.

As a result of reclassification and per ASC 805-30-35-1, the Company re-measured the Lion Warrant to fair value at the date of the reclassification and will re-measure the fair value of the instrument at each reporting date until the contingency is resolved. The changes in fair value shall be recognized in earnings and the Company will re-measure the warrants at each of the aforementioned dates using a binomial model which will factor the likelihood of triggering events. Absent new changes to the agreement on August 17, 2011, the 180th day after the effective date of the Fifth Aemdnment, the Company will measure the fair value of using a binomial pricing option model, recording any changes in fair value to earnings, and then reclassify the newly valued warrants to equity pursuant to ASC 815-40-15-7C.

Securities and Exchange Commission
March 25, 2011

The Company is currently in process of performing the measurement of the fair value of the Lion Warrant as of the date of the reclassification and will disclose the aforementioned reclassification and the results of the fair value re-measurement as a subsequent event in the notes to its consolidated financial statement in its upcoming filing of the Company’s Form 10-K for the year ended December 31, 2010.

*  *  *  *  *

As requested, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact me at (213) 488-0226, extension 1412 should you require further information.

Very truly yours,

AMERICAN APPAREL, INC.

By:	/s/ GLENN A. WEINMANN
Glenn A. Weinman
Senior Vice President, General Counsel and Secretary

cc:	Brian McAllister (Securities and Exchange Commission)
David Walz (Securities and Exchange Commission)
Ryan Milne (Securities and Exchange Commission)
Dov Charney, Chairman, President and Chief Executive Officer